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THE ASSOCIATES.


  NEWS
                           FOR IMMEDIATE RELEASE


THE ASSOCIATES ANNOUNCES INITIAL PLANS TO INTEGRATE
ITS AVCO ACQUISITION INTO GLOBAL ORGANIZATION


DALLAS, Jan. 7, 1999 - Associates First Capital Corporation (NYSE:AFS) today unveiled its initial plans for integrating Avco Financial Services operations into The Associates existing businesses worldwide. The Associates has completed its acquisition of Avco, a wholly owned subsidiary of Textron Inc. (NYSE:TXT), for $3.9 billion.

"Avco is an outstanding organization with many fine people, solid financial service products and well-established operations in 11 countries outside the United States," said Keith W. Hughes, chairman and chief executive officer of The Associates. "These strengths make Avco an excellent fit for us in our goal to broaden our product offerings and customer base around the world."

An overall review of operations is currently underway and is expected to take approximately 30 to 45 days. Once the review is completed, integration plans and timetables will be announced. Most major actions should be scheduled or completed by the third quarter 1999.

"The evaluation process will enable us to identify and build on the best practices of both Avco and The Associates, with our primary focus on how to best serve our customers," said Hughes.



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THE ASSOCIATES ANNOUNCES INITIAL PLANS TO INTEGRATE ITS AVCO
ACQUISITION INTO GLOBAL ORGANIZATION
January 7, 1999
Page 2


The Associates initially will consolidate headquarters operations in the U.S., the United Kingdom and Canada. The merged operations will result in a reduction in work force, and the integration plan provides for employment assistance for affected workers. The Associates will honor all Avco severance and retention programs.

"The decision to close these facilities, whether Avco or The
Associates, is not a reflection on the dedication, hard work or skills of employees," said Hughes. "Realistically, it is not efficient to maintain dual corporate headquarters with overlapping functions."

In the U.S., Avco headquarters in Costa Mesa, Calif., will close in the second quarter 1999 and functions will move to The Associates headquarters in Dallas. Most of the 400 jobs at Avco headquarters will be eliminated. The Avco Technology Center, also in Costa Mesa, will close in the third quarter 1999, after Avco's information systems have been converted to The Associates systems in Dallas.

Avco's Denver Purchasing Center, which employs approximately 200 and duplicates many of the operations of The Associates credit processing facility in Salt Lake City, also will close in the first quarter.

Internationally, The Associates will close its United Kingdom headquarters operations in Slough, England and consolidate functions into Avco facilities in Reading. Both are outside of London. The Associates also will close its Canadian headquarters in Toronto and consolidate operations with Avco's offices in London, Ontario.

"Avco's headquarters offices in the United Kingdom and Canada provide our combined organizations greater capacity and resources for the strong international growth we expect to realize from this merger," Hughes said. The combined operation will extend The Associates market presence into a total of 16 countries.

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
THE ASSOCIATES ANNOUNCES INITIAL PLANS TO INTEGRATE ITS AVCO
ACQUISITION INTO GLOBAL ORGANIZATION
January 7, 1999
Page 3


Avco is a global, diversified financial services company with approximately $8.9 billion in assets, 8,000 employees, 1,265 branches and 2.5 million customers. Its product offerings include real estate, retail sales finance and consumer loans, equipment, inventory and vendor finance, and credit and collateral-related insurance. Avco has the fourth largest U.S. consumer branch network and a significant international presence with offices in Canada, Puerto Rico, Australia, the United Kingdom, New Zealand, France, Hong Kong, Spain, Ireland, India and Sweden.

Associates First Capital Corporation, established in 1918, is a leading diversified finance company providing consumer and commercial finance, leasing, insurance and related services worldwide. Prior to the Avco acquisition, The Associates had approximately 29,000 employees, 2,500 worldwide offices and over 20 million customers in eight countries - the U.S., Canada, the United Kingdom, Japan, Puerto Rico, Mexico, Costa Rica and Taiwan. Headquartered in Dallas, it is one of the nation's 100 largest companies, based on total market capitalization.


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